SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 14, 2014

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

 Financial Statements and

Summary of Events

as of September 30, 2014

(presented on a comparative basis with 2013)

UNAUDITED FINANCIAL STATEMENTS

as of September 30, 2014

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS LIMITED

SUMMARY OF EVENTS

In compliance with the rules of the National Securities Commission (Periodic Reporting Requirements – Title IV – Chapter III – Section 4), Petrobras Argentina S.A.’s Summary of Events for the three-month and nine–month periods ended September 30, 2014 is described below. This Summary of Events is supplementary to and should be read in conjunction with the interim condensed consolidated financial statements of the Company as of September 30, 2014.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three-month and nine–month periods ended September 30, 2014 and 2013:

(in millions of pesos)

ANALYSIS FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013:

Net income: Net income attributable to the Company’s shareholders totaled 448 in the period under review and 263 in 2013 quarter.

Sales: Sales increased 1,917 to 5,646 from 3,729 in 2013 quarter, mainly due to increases in the Refining and Distribution, Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy business segments of 909, 833, 399 and 351, respectively, partially offset by a rise in eliminations attributable to intercompany sales in the amount of 575.

Gross profit: Gross profit increased 721 to 1,671 in the quarter under review from 950 in 2013 quarter, basically due to improvements of 413, 85, 81 and 65 in the Oil and Gas Exploration and Production, Gas and Energy, Refining and Distribution and Petrochemical business segments, respectively. In addition, the results for intersegment transactions represented lower losses of 77, mainly due to variations of levels of oil refineries.

Administrative and selling expenses: Administrative and selling expenses totaled 604 in the quarter under review and 487 in 2013 quarter. Such rise is basically attributable to higher tax charges and transportation expenses derived from the increases in sales in the period under review.

Exploration expenses: Exploration expenses are attributable to onshore operations in Argentina and totaled 15 in 2014 quarter and 7 in 2013 quarter.

Other operating income (expenses), net: Other operating income (expenses), accounting a loss of 214 in the period under review and 46 in 2013 quarter. The 2014 quarter was affected by contingencies, idle capacity and tax on bank transactions.

Share of profit of equity-accounted investees: Share of profit of equity-accounted investees decreased 36, accounting for a losses of 41 and 5 in 2014 and 2013 quarter, respectively. The indicated decrease is mainly generated by the recognition of a loss of 66 in 2014 in the equity interest in OCP, partially offset by improvements of 23 and 21 on the results of the equity interest in Refinor and CIESA-TGS, respectively.

Operating income: Operating income increased 392 to 797 in the period under review from 405 in 2013 quarter, mainly due to improved gross profit, partially offset by higher administrative and selling expenses, other operation result and losses in share of profit of equity-accounted investees.

Financial results: Financial results accounted for a loss of 22 in 2014 quarter compared to a gain of 27 in 2013 quarter.

Income tax: Income tax charge totaled 278 and 158 in 2014 and 2013 quarters, respectively. Higher income tax charges for 2014 quarter are attributable to the increase in operating income in the quarter under review.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment increased 833 to 2,751 in 2014 quarter from 1,918 in 2013 quarter.

Crude oil sales increased 584 to 2,221 in 2014 quarter from 1,637 in 2013 quarter, mainly due to an improvement in average sales prices and by the start of production of new wells in Medanito, Jagüel de los Machos and Estancia Agua Fresca. These positive effects were partially offset by a decline in sales volumes attributable to the sale of interest in Puesto Hernández Joint Operation (UTE) in January 2014 and the natural decline of mature fields. Additionally, production in 2014 quarter was negatively affected by weather issues.

Gas sales increased 248 to 505 in 2014 quarter from 257 in 2013 quarter, mainly due to an improvement in average sales prices, attributable to the recognition of increased gas plus prices in the Neuquén basin. Sales volumes totaled 249 MMcf/d in 2014 quarter and 263 MMcf/d in 2013, with an increase in production from the Neuquén basin due to the start of production of non-conventional gas wells which allowed to offset the natural decline of mature fields. Additionally, production in 2014 quarter was negatively affected by weather issues.

Gross profit: Gross profit was 912 in 2014 quarter and 499 in 2013 quarter. Margin on sales increased to 33.2% in 2014 quarter from 26% in 2013 quarter, as a result of the improvement in average sales prices mentioned above, partially offset by an increase in the lifting cost.

Refining and Distribution

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment increased 909 to 3,058 in 2014 quarter from 2,149 in 2013 quarter, mainly due to the recovery of refined product sales prices and higher sales volumes of crude oil, which accounted for higher sales of 237.

Note that in the current period Bahía Blanca refinery had a scheduled maintenance shutdown of 40 days. In this context, policy management enabled stocks to meet demand. At 30 September 2014 the production of the refinery had already been normalized.

In 2014 quarter, total sales volumes of refined products totaled 415.6 thousand cubic meters and 485.7 thousand cubic meters in 2013, in line with lower demand in the quarter under review.

Gross profit: Gross profit for this business segment totaled 302 in 2014 quarter and 221 in 2013 quarter, with margins on sales of 10% in both periods. The improvement is primarily attributable to the recovery of sales prices was neutralized by an increase in purchase costs for supplies.

Petrochemicals

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: In 2014 quarter, Sales increased 399 to 1,139 from 740 in 2013 quarter, mainly due to increased sales of styrenics and products resulting from the catalytic reformer plant operations mainly due to higher prices in pesos by the devaluation of the exchange rate in 2014.

Styrenic products sales revenues increased 229 to 734 from 505, as a consequence of improvement in average sales prices, partially offset by a decline in sales volumes attributable to styrenic local and lower exports in synthetic rubber.

Sales revenues resulting from the catalytic reformer plant operations increased 170 to 405 from 235, mainly due to an improvement in average prices in pesos and to a lesser extent by an 9.4% increase in sales volumes in 2014 due to the optimization of the process carried out at the Plant and the effect of annual planned shutdown of the reformer plant in the comparative period.

Gross profit: Gross profit totaled 188 in 2014 quarter and 123 in 2013 quarter and gross margin on sales recorded similar levels, close to 17% in both periods.

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

- Electricity Generation

As from May 2013, retroactive to February 2013, Resolution No. 95 issued by the Secretary of Energy provided for regulatory changes in the Wholesale Electricity Market, with operations of Genelba Combined Cycle and Pichi Picún Leufú Hydroelectric Complex falling within the scope of this Resolution. This new scheme involves changes in the remuneration of generators according to their production scale and technology, as well as centralization of contracts in CAMMESA, both of electric power and fuels and related supplies, resulting in an equivalent lower level of sales and costs. From May 2014, Resolution No. 529 of the Ministry of Energy established tariff increases and new salaries to electrical generators, retroactive to February 2014.

Sales: In 2014 quarter, Sales of electricity generation increased 142 to 392 from 250, mainly due to an improvement in average sales prices, due to the effect of implementation of Resolution No. 529, partially offset by lower sales volume in the current quarter. Accordingly, sales volumes attributable to Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 1,859 GWh in 2014 quarter and 2,080 GWh in 2013 quarter.

Gross profit: Gross profit for this business segment totaled 144 in 2014 quarter and 111 in 2013 quarter and gross margin on sales totaled 36.7% in 2014 and 44.4% in 2013 quarter, in line with the regulatory changes in the WEM mentioned above.

- Marketing and Transportation of Gas

Sales: In 2014 quarter sales revenues increased 234 to 618 from 384 mainly due to higher sales of natural gas. As a result of changes in the allocation of liquid fuel sales among segments, since 2014 quarter liquid fuels are sold to third parties by the Petrochemicals and Refining and Distribution segments and in 2013 quarter accounted for sales revenues of 58 in Marketing and Transportation of Gas segment.

Revenues from gas sales increased 297 to 617 from 320, mainly due to an improvement in average sales prices and partially offset by a 6% decrease in sales volumes which totaled 250 million cubic feet per day in 2014 quarter. The improvement in average sales prices was mainly attributable to the increases in volumes of gas plus and an increase in prices of residential segment in 2014.

Gross profit: Gross profit totaled 84 and 32 in 2014 and 2013 quarters, respectively, and gross margin totaled 13.6% in 2014 and 8.3% in 2013, reflecting the improvement in average sales prices.

ANALYSIS FOR THE NINE–MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013:

Net income: Net income attributable to the Company’s shareholders totaled 1,500 in the period under review and 677 in 2013 period.

Sales: Sales increased 4,269 to 15,214 from 10,945 in 2013 period, mainly due to increases in the Refining and Distribution, Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy business segments of 2,443, 1,966, 962 and 673, respectively, partially offset by a rise in eliminations attributable to intercompany sales in the amount of 1,775.

Gross profit: Gross profit increased 1,994 to 4,817 in the period under review from 2,823 in 2013 period, mainly due to the recomposition of the sales prices, partially offset by higher production costs and purchase of inputs. In this regard, improvements are observed of 1,232, 318, 303 and 226 in the Oil and Gas Exploration and Production, Refining and Distribution, Petrochemical and Gas and Energy business segments, respectively. These effects were partially offset by a negative variation of 85 in the results for intersegment transactions, mainly due to variations of levels of stocks in the refinery.

Administrative and selling expenses: Administrative and selling expenses totaled 1,705 in the period under review and 1,264 in 2013 period. Such rise is basically attributable to higher tax charges and transportation expenses derived from increased sales in the period under review.

Exploration expenses: Exploration expenses are attributable to onshore operations in Argentina and totaled 40 in 2014 period and 39 in 2013 period.

Other operating income (expenses), net:  Other operating income (expenses), net improved 47, accounting   losses of 300 in the period under review, and 347 in 2013 period. This improvement is mainly attributable to the sale of interest in Puesto Hernández Joint Venture (UTE) in the period under review, which accounted for a gain of 181, and to a loss of 34 in 2013 period attributable to the sale of Distrilec’s shares.

Share of profit of equity-accounted investees: Share of profit of equity-accounted investees decreased 243, accounting a loss of 216 in 2014 period compared to a gain of 27 in 2013 period. The indicated decrease is mainly generated by the recognition of a loss of 296 in 2014 in the equity interest in OCP. These effects were partially offset by improvements in the results of 79 in the equity interest in Refinor.

Operating income: Operating income increased 1,356 to 2,556 in the period under review from 1,200 in 2013 period, mainly due to improved gross profit and Other operating income (expenses), partially offset by higher administrative and selling expenses and losses in share of profit of equity-accounted investees.

Financial results: Financial results accounted a gain of 180 in 2014 period compared to a loss of 2 in 2013 period. This improvement is primarily attributable to the effects of higher devaluation of the Argentine peso against the US dollar (31% and 18% in the 2014 and 2013, respectively) on the net monetary asset position in foreign currency.

Income tax: Income tax charge totaled 1,166 and 459 in 2014 and 2013 periods, respectively. Higher income tax charges for 2014 period are attributable to the increase in operating income in the period under review.

Summarized Balance Sheet and Income Statement Structure

Consolidated Balance Sheet
(in millions of Argentine pesos)

	09-30-14	12-31-13
Current assets	9,209	6,596
Non-current assets	15,818	14,266
Total assets	25,027	20,862
Current liabilities	4,880	4,028
Non-current liabilities	6,573	5,139
Total liabilities	11,453	9,167
Shareholders' equity attributable to shareholders of the Company	12,604	10,961
Shareholders' equity non-controlling interest	970	734
Shareholders' equity	13,574	11,695
Total liabilities and shareholders' equity	25,027	20,862

Consolidated Statement of Income
(in millions of Argentine pesos)

	For the nine-month period ended	
	09-30-14	09-30-13
Operating income	2,556	1,200
Financial results	180	(2)
Subtotal	2,736	1,198
Income tax	(1,166)	(459)
Net income	1,570	739
Attributable to:		
Shareholders of the Company	1,500	677
Non-controlling interest	70	62
Total	**1,570**	**739**
Net income for the period	1,570	739
Other comprehensive income	486	103
Other comprehensive income for the period	**2,056**	**842**
Attributable to:		
Shareholders of the Company	1,759	688
Non-controlling interest	297	154
Total	**2,056**	**842**

Consolidated Statement of Cash Flows
(in millions of Argentine pesos)

	For the nine-month period ended	
	09-30-14	09-30-13
Cash and cash equivalents at the beginning of the year	1,193	1,260
Net cash provided by operations	2,898	1,827
Net cash used in investing activities	(2,258)	(1,582)
Net cash used in financing activities	(343)	(110)
Effect of exchange rate change on cash	269	68
Cash and cash equivalents at the end of the period	1,759	1,463

	09-30-14	12-31-13
a- ***Liquidity***		
(Current assets / Current liabilities)	1.887	1.638
b- ***Solvency***		
(Shareholders´ equity / Total liabilities)	1.185	1.276
c- ***Immobilization***		
(Non-current assets / Total assets)	0.632	0.684

Statistical Data

Note	For the nine-month period ended September 30,				
		2014	2013	2012	2011	2010
Crude oil sales (thousands of barrels)						
Argentina	(e)	10,036	12,259	11,398	9,707	10,244
Bolivia		80	94	110	118	133
Ecuador	(a)	-	-	-	-	676
Total		**10,116**	**12,353**	**11,508**	**9,825**	**11,053**
Natural gas sales (thousands of cubic feets)						
Argentina		67,403	68,851	76,018	73,279	75,506
Bolivia		1,545	1,973	2,375	2,747	3,334
Total		**68,948**	**70,824**	**78,393**	**76,026**	**78,840**
Petrochemical sales (tons)						
Fertilizers (tons)	(b)	-	-	-	-	19,722
SBR (tons)		30,319	37,167	34,420	36,312	34,626
Styrene (Argentine) (tons)		51,257	63,229	72,442	65,730	66,122
Styrene (Brazil) (tons)	(c)	-	-	-	42,016	113,087
Polystyrene (Argentine) (tons)		44,529	40,968	48,879	46,878	46,612
Polystyrene (Brazil) (tons)	(c)	-	-	-	37,679	107,204
Other derivered products (m3)	(d)	244,710	257,564	299,990	-	-
		370,815	**398,928**	**455,731**	**228,615**	**387,373**
Refining products sales (m3)						
Gasoline		354,395	408,464	404,771	553,038	576,175
Gas oil		575,314	578,290	585,874	872,796	1,327,591
Fuel Oil / IFOs / Asphalts		291,783	347,618	346,360	440,576	636,271
Other derivered products (m3)	(d)	128,478	104,201	138,935	384,547	457,567
		1,349,970	**1,438,573**	**1,475,940**	**2,250,957**	**2,997,604**
Electricity generation (gwh)						
Energy produced		**4,750**	**5,000**	**4,729**	**3,627**	**4,396**
Contracted sales		870	2,128	2,251	2,069	2,052
Spot sales		4,562	3,952	3,666	2,715	3,216
Total sales		**5,432**	**6,080**	**5,917**	**4,784**	**5,268**

(a) In November 2010 concluded contracts in Ecuador.

(b) In January 2010 the Company sold the fertilizer business.

(c) In March 2011 the Company sold Innova.

(d) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and distribution segment.

(e) In January 2014 the Company sold its participation in Puesto Hernández (UTE).

Outlook

Our main goal for 2014 is to consolidate Petrobras Argentina as a robust, efficient and profitable company that will allow us to overcome the challenges posed by the context and improve the potential that comes from our resources

On the Oil and Gas Exploration and Production business, the Company plans to strengthen non-conventional hydrocarbons development, such as ensuring the successful exploitation of our resources extraction conventional extraction.The Company expects in short time complete successfully the process started in 2013 involving renegotiation with the Provinces of the concessions expiring in the next years.

Concerning Refining and Distribution activities, in 2014 the Company expects to reap the benefits from the comprehensive efficiency program implemented as from the last quarter of 2013, involving the centralization of the former Industrialization and Marketing Managements in the Downstream business unit. This model will allow to coordinate efforts between each link of the downstream chain as well as to simplify management and capture synergies with the Petrochemicals business segment.

In the Petrochemicals business segment, in 2014 we will continue with a focus on securing availability of basic raw material at prices in line with those for our products We will also concentrate on placing all other costs at a level required to reach a standard of competitiveness for consolidation of the business.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and, at the same time, develop profitable commercialization alternatives.

Ronaldo Batista Assunção

Representative Director

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of September 30, 2014

(presented on a comparative basis with 2013)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH AND NINE–MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Stated in millions of Argentine pesos)

Note	Three-month		Nine-month	
		09/30/2014	09/30/2013	09/30/2014	09/30/2013
Sales		5,646	3,729	15,214	10,945
Cost of sales	5	(3,975)	(2,779)	(10,397)	(8,122)
Gross profit		1,671	950	4,817	2,823
Administrative and selling expenses	6	(604)	(487)	(1,705)	(1,264)
Exploration expenses	7	(15)	(7)	(40)	(39)
Other operating income (expenses), net	8	(214)	(46)	(300)	(347)
Share of profit of equity accounted investees	14.3	(41)	(5)	(216)	27
Operating income		797	405	2,556	1,200
Financial results					
Financial income	9	131	196	756	461
Financial costs	9	(153)	(169)	(576)	(463)
Income before income tax		775	432	2,736	1,198
Income tax	10	(278)	(158)	(1,166)	(459)
Net income		**497**	**274**	**1,570**	**739**
Earnings per share basic / diluted (in pesos)		0.222	0.130	0.743	0.335
Attributable to:					
Shareholders of the Company		448	263	1,500	677
Non-controlling interest		49	11	70	62
Total		**497**	**274**	**1,570**	**739**

Notes 1 to 27 are an integral part and should be read in conjunction with these financial statements

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE–MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

 (Stated in millions of Argentine pesos)

a) Concepts in subsequent years will be reclassified to the income statement

Notes 1 to 27 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Stated in millions of Argentine pesos)

Note	09/30/2014	12/31/2013
CURRENT ASSETS			
Cash and cash equivalents	11	1,759	1,193
Other investments	15	31	23
Trade receivables	12	3,216	2,519
Other receivables	13	1,853	1,551
Inventories		2,350	1,310
Total current assets		9,209	6,596
NON-CURRENT ASSETS			
Trade receivables	12	63	73
Other receivables	13	184	245
Deferred income tax asset		41	-
Inventories		64	58
Other investments	15	342	301
Investments in associates	14.2	4,303	3,568
Investments in companies under joint control	14.1	498	497
Property, plant and equipment	16	10,323	9,524
Total non-current assets		15,818	14,266
Total assets		**25,027**	**20,862**
CURRENT LIABILITIES			
Accounts payable		3,197	2,553
Short-term loans	17	155	208
Payroll and social security taxes		292	304
Taxes payable		721	578
Provisions	18	515	385
Total current liabilities		4,880	4,028
NON-CURRENT LIABILITIES			
Accounts payable		6	7
Long-term loans	17	2,569	2,024
Employment benefit obligations	19	416	336
Deferred income tax liabilities		1,139	548
Provisions	18	2,443	2,224
Total non-current liabilities		6,573	5,139
Total liabilities		**11,453**	**9,167**
EQUITY			
Capital Stock	20	2,019	2,019
Other items in Capital		2,186	2,186
Reserves income	21	7,144	6,508
Other		(693)	(693)
Unapropiated retained earnings	22	1,500	752
Other comprehensive income	23	448	189
Total shareholders' equity attributable to:			
Shareholders of the Company		12,604	10,961
Non-controlling interest		970	734
Total equity		**13,574**	**11,695**
TOTAL LIABILITIES AND EQUITY		25,027	20,862

Notes 1 to 27 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY

FOR THE NINE–MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Stated in millions of Argentine pesos)

a) Balances due to business combination of companies under common control

b) Note 14.5

c) As required by the Shareholders’ Meeting of March 21, 2013.

d) As required by the Shareholders’ Meeting of March 27, 2014

Notes 1 to 27 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE–MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

 (Stated in millions of Argentine pesos)

Note	09/30/2014	09/30/2013
Cash provided by (used in) operations:			
Net income		1,570	739
Reconciliation to net cash provided by (used in) operating activities:			
Share of profit of equity accounted investees	14.3	216	(27)
Financial results, net		(541)	(362)
Depreciation of property, plant and equipment	16	1,938	1,611
Gain from the sales of Puesto Henandez	8	(181)	-
Gain from the sales of Distrilec S.A.	8	-	34
Income tax	10	1,166	459
Accrued interest	17	129	164
Other		66	(54)
Changes in assets and liabilities:			
Trade receivables		(602)	77
Other receivables		(117)	(294)
Inventories		(1,041)	(363)
Accounts payable		692	311
Payroll and social security taxes		55	36
Taxes payable		(279)	45
Provisions		140	(84)
Dividends collected	14.4	40	20
Interest paid	17	(92)	(106)
Income tax paid		(261)	(379)
Net cash provided by operations		2,898	1,827
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment		(2,674)	(1,802)
Sale of interests in companies and oil and gas areas		373	179
Net variation in investments other than cash and cash equivalents		12	15
Fideicomiso Financiero de Obra Gasoducto Sur		31	26
Net cash used in investing activities		(2,258)	(1,582)
Cash provided by (used in) financing activities:			
Net decrease in short term loans	17	(118)	-
Payment of loans with original long-term maturity	17	(83)	(94)
Cash dividends paid		(142)	(16)
Net cash used in financing activities		(343)	(110)
Increase in cash and cash equivalents		297	135
Cash and cash equivalents at the beginning of the year		1,193	1,260
Effect of exchange rate change on cash and cash equivalents		269	68
Cash and cash equivalents at the end of the period	11	1,759	1,463

Notes 1 to 27 are an integral part and should be read in conjunction with these financial statements.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE–MONTH PERIOD ENDED SEPTEMBER 30, 2014

(Stated in millions of Argentine pesos, except as otherwise indicated)

1. General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina´s shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has its mainly operations in Argentina, Bolivia, Ecuador and Venezuela. The Company’s fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on October 29, 2014.

1.3 Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through GR No.562/09 and supplements.

These financial statements should be read in conjunction with the financial statements of the Company at December 31, 2013, prepared on the basis of IFRS and issued on February 12, 2014.

2.1 Accounting policies and financial statements used

Except as disclosed in Notes 2.1.1, the accounting policies applied by the Company are consistent with those applied in the previous year.

2.1.1. IFRIC 21 “Levies”

Effective for periods beginning on or after January 1, the IASB issued IFRIC 21 "Levies" interpretation, addresses the accounting for a liability to pay a levy imposed by the government according to the law.

In the current period, the application of these standards had no significant impacts on results of operations neither in financial position of the Company.

2.1.2 Financial statements used

For the preparation of these, we have used the financial statements of subsidiaries, jointly controlled and associated with the September 30, 2014 and 2013 and at December 31, 2013, or the best financial information available to such dates, adapted to the same period of time with respect to the financial statements of the Company. They have also been considered the adjustments to adapt the criteria for valuation of the Company.

2.2 Risk policy and accounting estimates

In preparing these financial statements the Company has consistently applied the previous year risk policies and accounting estimates. In relation to the risk analysis, at September 30, 2014 there are no significant changes from the previous year.

2.3 Operating segments reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance.

In the segmentation, the Company considers transactions with third parties and intersegment revenues, which are valued as defined internal transfer prices between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

(a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP and direct and indirect interest in mixed companies in Venezuela and PELSA.

(b) Refining and Distribution, including the Company’s own operations in the refinery of Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

(c) Petrochemicals, comprising the Company’s own of styrenics operations and the catalytic reformer plant operations developed in Argentina.

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur, to the sale became effective January 31, 2013.

The liquids obtained from the processing of oil and gas are produced in the business segments of Exploration and Production of Oil and Gas, Refining and Distribution and Petrochemicals. Until the year ended December 31, 2013, the sales of these products was on the segment Gas and Energy, and from 1 January 2014, such sales were decentralized in each of the segments in which produce.

(e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. Intercompany operations are performed at prices representing market values.

In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not reappropriate between operating segments.

3. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company is not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the periods included in these financial statements.

Subsequent to the financial statements at December 31, 2013 there were no significant changes in the risk management of the Company, or in policies associated with this management.

3.1 Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rate between the Argentine Peso and certain foreign currencies.

The Company is mainly exposed to changes in the peso exchange rate against the U.S. dollar. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

The Company has a net asset position in foreign currency because a significant portion of its debt is designated as hedges of investment in foreign currency, so the exchange differences generated by this debt are recognized in Other comprehensive income.

The variation in the exchange rate in the quarter ended September 30, 2014 generated a gain of 309 imputed to "Financial Results" (Note 9) and a deferred gain of 259 imputed OCI (Note 23).

The carrying amounts of assets and liabilities denominated in foreign currencies as of September 30, 2014 and as of December 31, 2013 under report, including designated debt coverage indicated above, are as follows:

Fair Value by hierarchy levels

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2014 and as of December 31, 2013, were the following:

4. Information business segments

The Company prepares information based on criteria business segments and prepares further relevant information by geographic area.

4.1 Business segments

Below is detailed information on each business segment identified by the Company’s Management:

09/30/2014					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Current assets	3,182	2,598	1,478	1,738	213	9,209
Investment in companies under joint control	-	-	-	498	-	498
Investments in associates	4,058	245	-	-	-	4,303
Other Investments	141	-	-	51	150	342
Property, plant and equipment	7,888	1,231	472	626	106	10,323
Non-current other assets	151	50	55	75	21	352
Total assets	**15,420**	**4,124**	**2,005**	**2,988**	**490**	**25,027**
Total liabilities	**5,276**	**2,367**	**722**	**597**	**2,491**	**11,453**

	12/31/2013					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Current assets	2,468	1,784	991	1,382	(29)	6,596
Investment in companies under joint control	-	-	-	497	-	497
Investments in associates	3,376	192	-	-	-	3,568
Other Investments	109	-	-	64	128	301
Property, plant and equipment	7,105	1,213	458	641	107	9,524
Non-current other assets	92	51	41	159	33	376
Total assets	**13,150**	**3,240**	**1,490**	**2,743**	**239**	**20,862**
Total liabilities	**4,889**	**2,233**	**574**	**603**	**868**	**9,167**

4.2  Relevant information by geographical area

Below is information on assets, Sales, operating income and equity in earnings of affiliates aggregated by geographical area:

5. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

5.1  Expenses attributable to cost of sales

6. Administrative and selling expenses

7.  Exploration expenses

8. Other operating expenses

9.  Financial results

10.  Current and deferred income tax

Income tax disclosed in the Statement of Income and deferred tax are broken down as follows:

a) It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

The reconciliation between income tax expense in the statements of income and the amount calculated by applying the prevailing income tax rate of 35% to the income tax before taxes is as follows:

a) The movement for the period ended September 30, 2014 and 2013 includes 6 and (117) imputed "income tax". Additionally, the allowances generated in the periods ended September 30, 2014 and 2013 charge of 58 and (23) accused in OCI, respectively.

11.  Cash and cash equivalents

12.  Trade receivables

a) The movement for the period ended September 30, 2014 includes (21) charged in "Administrative and Selling Expenses”, (24) in “Financial results” and 4 attributable to disbursements for the period.

13.  Other receivables

a) The movement for the period ended September 30, 2014 includes (175) charged in "Other comprehensive income”.

14.  Investments in related companies

14.1 Investments in joint ventures

At September 30, 2014 the book value of the investment in CIESA (TGS 's controlling shareholder ) amounts to 498 and represents about 2% of the total assets of Petrobras Argentina .

TGS Regulatory Framework – Tariff Schedule

On April 7, 2014, through Resolution No. I-2852 ENARGAS approved tariff schedules applicable to the Natural Gas Transportation public utility provided by TGS, effective April 1, 2014. Tariff schedules provide for an increase in stages: an 8% increase as from April 1, 2014, an accumulated 14% increase since June 1, 2014 and an accumulated 20% increase since August 1, 2014.

These increase will be allocated to an investment plan to be implemented by TGS in connection with works in its transportation system to secure quality levels of the natural gas transportation service according to the Regulatory Framework of the natural gas industry.

Publication of tariff schedules represents the partial implementation of the Provisional Agreement entered into on October 9, 2008 by TGS and UNIREN (Public Utility Agreement Renegotiation and Analysis Unit) (the “Provisional Agreement”), ratified by Executive Order No. 1,918/09. In this respect, the Company will continue seeking the full implementation of the Provisional Agreement through the legal actions already initiated.

14.2. Investments in associates

(a) As of September 30, 2014, the Company had 150 changed in “Other investments” (Note 15 and 24)

(b) Includes Petrokariña S.A., Petroritupano S.A., Petroven-Bras S.A. t Petrowayú S.A.

(c) Activity of the

nine–month period ended September 30, 2014 are shown (887) under “Other comprehensive income”

14.3 Share of profit of equity accounted investees

14.4 Cash dividends

14.5 Interest minoritary

Name	Country	Proportion non-controllig interest		
		09/30/2014	12/31/2013	09/30/2013
Petrolera Entre Lomas S.A.	Argentina	41%	41%	41%

	For the nine-month period ended	
Statement of profit or loss	**09/30/2014**	**09/30/2013**
Sales	1,886	1,205
Cost of sales	(1,215)	(733)
Gross profit	671	472
Administrative and others expenses	(188)	(137)
Financial results	3	(2)
Income before income tax	486	333
Income tax	(316)	(185)
Net income	170	148
Attributable to non-controlling interests	**70**	**62**
Other comprehensive income	550	227
Attributable to non-controlling interests	**227**	**92**
Dividends paid to non-controlling interests	**61**	**16**

Statement of financial position	**09/30/2014**	**12/31/2013**
Current Assets	852	537
Non-current Assets	2,493	1,953
Current Liabilities	519	355
Non-current Liabilities	475	354
Equity	2,351	1,781
Attributable to non-controlling interests	970	734

	For the nine-month period ended	
Cash flow	**09/30/2014**	**09/30/2013**
Net cash provided by operations	780	423
Net cash used in investing activities	(529)	(367)
Net cash used in financing activities	(168)	(115)
Effect of exchange rate change	58	32
Increase in cash and cash equivalents	141	(27)

15.  Other investments

a) The movement for the period ended September 30, 2014 includes (20) charged in "Other comphensive income”.

16.  Property, plant and equipment

Note	Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipments	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost								
12/31/2012		11,657	4,366	1,165	1,156	1,044	1,829	21,217
Translation effect		597	10	-	-	15	20	642
Additions		360	4	-	1	2,196	180	2,741
Net decreases and transfers		1,821	76	19	187	(1,990)	(68)	45
12/31/2013		**14,435**	**4,456**	**1,184**	**1,344**	**1,265**	**1,961**	**24,645**
Translation effect		1,012	15	-	-	37	30	1,094
Additions		212	1	1	-	2,079	188	2,481
Net decreases and transfers	(a)	166	(148)	3	94	(1,941)	(102)	(1,928)
09/30/2014		**15,825**	**4,324**	**1,188**	**1,438**	**1,440**	**2,077**	**26,292**
Depreciation								
12/31/2012		6,983	3,487	583	487	-	1,197	12,737
Translation effect		195	3	-	-	-	6	204
Net decreases		-	(10)	-	-	-	(4)	(14)
Depreciation		1,656	308	87	72	-	71	2,194
12/31/2013		**8,834**	**3,788**	**670**	**559**	**-**	**1,270**	**15,121**
Translation effect		368	6	-	-	-	12	386
Net decreases	(a)	(999)	(452)	-	-	-	(25)	(1,476)
Depreciation		1,514	241	65	57	-	61	1,938
09/30/2014		**9,717**	**3,583**	**735**	**616**	**-**	**1,318**	**15,969**
Net book value 09/30/2014		6,108	741	453	822	1,440	759	10,323
Net book value 12/31/2013		5,601	668	514	785	1,265	691	9,524

a) Production wells, exploratory wells and oil and gas properties line includes the disposal of fixed assets by selling to YPF its interest in the joint operation (UTE) Puesto Hernandez (Note 25).

17. Financial loans

The breakdown of loans as of September 30, 2014 and December 31, 2013 is as follows:

Loan activity

Activity in loans and financing as of September 30, 2014 and 2013 are as follows:

The maturities of the financial loans as of September 30, 2014 and December 31, 2013 are as follows:

18. Provisions

a) Includes 47 shown under Other comprehensive income, (39) corresponding to net payments on new charges and 8 shown under Other operating income (expense).

b) Includes 89 shown under Other operating income (expense) (Note 8), 19 shown under Other comprehensive income and (106) attributable to disbursements for the period.

Subsequent to the financial statements at December 31, 2013 there were no significant changes in all aspects of the provisions recorded by the Company.

19.  Social benefits and other payroll benefits

At September 2014 the evolution of pension plan liabilities is as follows:

The liabilities of payroll benefits include the following:

20. Capital stock

As of September 30, 2014, the Company’s capital stock amounted to 2,019, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

21. Reserves

22.  Unappropriated retained earnings

23.  Other comprehensive income

24. Related party transactions

Balances and transactions with related companies

Balances as of September 30, 2014 and December 31, 2013 for transactions with related companies are the following:

The main transactions with related companies for the nine–month periods ended September 30, 2014 and 2013 are as follows:

25. Operations in Joint Operation

On January 31, 2014 the Board of Directors approved the sale to YPF S.A. of the entire interest in the Puesto Hernández Joint Operation (UTE) agreement, for a total price of USD 40.7 million and recognized income before income tax of 181. This transaction represents for the Company an early termination of the Joint Operation (UTE) agreement, whose assets represented approximately 1% of the total assets of the Company.

The joint operation (UTE) agreement for the exploration and potential exploitation of the area Parva Negra Este, was approved by the Executive Branch of the province of Neuquén through Decree No. 575/14, published on April 4, 2014. The Company has the commitment to drill four onshore wells in the next two years, with a guaranteed amount of USD 27 million for the first year.

The Company signed with the Province of Rio Negro the Renegotiation Agreement established in Provincial Law No. 4818/13, in order to extend the term of 10 years the validity of the three concessions of 25 de Mayo - Medanito Jagüel de los Machos and Río Neuquén. It was not ratified by the Provincial Legislature, making a note to the Executive of the Province for which, without prejudice to the lack of validity of the same, we reaffirm our will and our rights are submitted to obtain extension of the concessions mentioned.

26. General Resolution No. 629/2014 - Save Documentation

On August 14, 2014, the CNV issued Resolution No. 629 by amending rules about guard documentation.

In this regard, the Company advises that trade books, corporate books and accounting records are in the registered office.

The Company has sent documentation of certain age to AdeA provider - File Management SA to be stored, it is in Ruta 36, km 34.5, Florencio Varela, Buenos Aires.

27.  Subsequent events

No other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of September 30, 2014, or the results of its operations for the nine–month period then ended.

GLOSSARY:

ADS	American Depositary Shares
Bol	Bolívares
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CIESA	Compañía de Inversiones de Energía S.A.
CNV	Comisión Nacional de Valores (Argentine Securities Comision)
Distrilec	Distrilec Inversora S.A
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
ENRARGAS	Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency)
EUR	Euros
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
OCI	Other Comprehensive income
OCP	Oleoducto de Crudos Pesados Ltd.
PEDASA	Petrobras Electricidad de Argentina S.A.
PELSA	Petrobras Entre Lomas S.A.
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS, compañía controlante de la Petrobras Argentina S.A.
PIB BV	Petrobras Internacional Braspetro BV
PFB	Petrobras Finance Bermudas Ltd
TGS	Transportadora de Gas del Sur S.A
US	United Status of America
USD	United States Dollars
WEM	Wholesale Electricity Market
$ Bol	Pesos bolivianos

REPORT ON REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

To the Shareholders, President and Directors of Petrobras Argentina S.A.

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Petrobras Argentina S.A. (“PESA" or "the Company") and its subsidiaries, including the consolidated statement of financial position as of September 30, 2014, the consolidated statements of income and comprehensive income for the three and nine-month period then ended and the consolidated statements of changes in shareholders' equity and cash flows for the nine-month period then ended and the selected explanatory Notes. The balances and other information for the year 2013 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in the paragraph "Scope of Review".

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed interim consolidated financial statements and in the preparation of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

Fundamentals of our conclusion with exceptions

We were unable to review the financial information as of September 30, 2014 supporting the value recorded for the direct and indirect equity investments in mixed companies in Venezuela, the recorded amount of which totals $ 3,978 million.

Conclusion

Based on our review, except for the effects that possible adjustments and/or reclassifications, if any, might have on the condensed interim consolidated financial statements, had the scope limitation to our work as mentioned in paragraph “Fundamentals of our conclusion with exceptions”, no issues have come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph have not been prepared, in all material respects, in accordance with International Accounting Standard No. 34.

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, October 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 11/14/2014

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney